Exhibit 99.11

NICE Actimize Achieves Best-in-Class Ranking in 2021
Aite Matrix: Intelligent Trade Surveillance Vendor Report

NICE Actimize achieved best-in-class ratings across vendor stability, client strength, and product features categories against 19 competing vendors

Hoboken, NJ, August 30, 2021 – NICE Actimize, a NICE (NASDAQ: NICE) business, and its SURVEIL-X Holistic Surveillance Suite, has achieved a best-in-class ranking in Aite-Novarica Group’s “2021 Aite Matrix: Intelligent Trade Surveillance” vendor landscape report, securing best-in-class ratings in the categories of vendor stability, client strength and product features in a field of 19 competing vendors. The vendors were evaluated via the Aite Matrix, Aite-Novarica’s highly governed and quantitative vendor evaluation methodology.

To download a complimentary copy of the Aite-Novarica Group’s 2021 “Aite Matrix: Intelligent Trade Surveillance” Vendor Landscape Report,” please click here.

According to Aite-Novarica research findings, “Clients appreciated the consistency shown by NICE Actimize to add new functionality such as integrated ML for anomaly detection, model optimization, and surveillance.” Among its strengths, Aite-Novarica cited three areas that included, “Extensive coverage of asset class, venues, models, and communication types and support by a strong delivery team; the ability to reconstruct the event to demonstrate the true intent of the trading activity; and offers a combination of trade surveillance, communication surveillance, multi-dimensional analytics, and a powerful case management solution.”

The report highlighted that NICE Actimize’s top three strategic product initiatives completed over the past 12-18 months were integrated ML for anomaly detection, model optimization, and surveillance; cloud platform for data connectivity and allowing customers to build data-driven analytics using a self-development platform; and integration into case management platform.

Additionally, Aite-Novarica said that NICE Actimize’s top three new strategic product initiatives for the next 12-18 months are expected to be advanced rule authoring tool, tuning, and simulations; increasing the number of modalities able to be captured of regulated employee communications; and expanding the conduct solution set.

The report highlighted, “The SURVEIL-X Holistic Conduct Surveillance Suite from NICE Actimize provides a holistic surveillance offering. The solution is intended for detecting risky behavior stemming from communications and trading in all major asset classes. SURVEIL-X supports market abuse detection, trade surveillance capabilities, and communication surveillance capabilities, and it is fully integrated with the NICE Actimize Risk Case Manager (ActOne). All of this is supported by advanced 150 analytical models and 180 real-time data sources, which make this an appealing offering to clients.”

"NICE is excited to once again distinguish itself so strongly in a highly competitive field. As the trade and communications surveillance categories continue to grow, our advancements in both these areas, and the integration between them, are key differentiators for us,” said Chris Wooten, EVP, NICE Actimize. “We thank the analyst team at Aite Group for recognizing our industry-leading product innovations and the importance we place on supporting our expanding global customer base.”

“As part of customers’ larger technology budgets, firms that select to internally source or use less than optimal trading surveillance are potentially putting their firms at risk of financial, reputational, or regulatory harm,” said Vinod Jain, Aite-Novarica Group senior analyst and author of the report. “Further, such firms may face the pressure of allocating larger investments to maintain the software with limited enhancements as markets develop and sophistication in trading techniques increase over time.”

To download a complimentary copy of the Aite-Novarica Group “Aite Matrix: Intelligent Trade Surveillance” please click here.

For additional resources:

•	For NICE Actimize SURVEIL-X Holistic Surveillance, please click here.
•	For NICE Actimize SURVEIL-X Communication Surveillance please click here.
•	To schedule a demo for NICE Actimize’s award-winning surveillance, trading and compliance solutions, please click here.

About Aite-Novarica Group
Aite-Novarica Group is an advisory firm providing mission-critical insights on technology, regulations, strategy, and operations to hundreds of banks, insurers, payments providers, and investment firms—as well as the technology and service providers that support them. Comprising former senior technology, strategy, and operations executives as well as experienced researchers and consultants, our experts provide actionable advice to our client base, leveraging deep insights developed via our extensive network of clients and other industry contacts.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.
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Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896,  cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.